	ONE SHELL PLAZA	AUSTIN
	910 LOUISIANA	BEIJING
	HOUSTON, TEXAS	DALLAS
	77002-4995	DUBAI
HONG KONG
	TEL +1	HOUSTON
	713.229.1234	LONDON
	FAX +1	MOSCOW
	713.229.1522	NEW YORK
	www.bakerbotts.com	RIYADH
WASHINGTON

February 6, 2009
Patrick Whitman
Securities and Exchange Commission	713.229.4062
100 F. Street N.E.	FAX 713.229.2862
Washington, D.C. 20549	patrick.whitman@bakerbotts.com

Re:	Schlumberger Limited (Schlumberger N.V.)
2009 Annual General Meeting of Stockholders
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Schlumberger Limited (Schlumberger N.V.) (the “Company”), we hereby submit for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, a preliminary proxy statement on Schedule 14A and the form of proxy relating to the Company’s 2009 Annual General Meeting of Stockholders (the “Annual Meeting”), which is currently scheduled to be held on April 8, 2009. Definitive copies of the proxy statement and the form of proxy are expected to be filed with the Commission and mailed to the Company’s stockholders on or about February 27, 2009.

The Annual Meeting is being called for the following purposes: (1) to elect 11 directors; (2) to report on the course of business during fiscal 2008 and to approve the Company’s consolidated balance sheet as at December 31, 2008, its consolidated statement of income for the year ended December 31, 2008, and the declaration of dividends as reflected in the Company’s 2008 Annual Report to Stockholders; (3) to act on a stockholder proposal regarding a stockholder advisory vote on compensation of the Company’s named executive officers; (4) to approve the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the accounts of the Company for 2009; and (5) to transact such other business as may properly come before the Annual Meeting.

The Company’s financial statements as of and for the year ended December 31, 2008 are still being prepared and, accordingly, are not included with the preliminary proxy statement being filed today. The Company has advised us that it plans to file its 2008 financial statements with its Form 10-K for fiscal 2008 at least 10 days prior to the date its definitive proxy statement is first sent or given to security holders.

Please telephone call the undersigned at 713.229.4062 or J. David Kirkland, Jr. of this Firm at 713.229.1101 with any questions or comments regarding this filing. In addition, please send copies of all correspondence with the Company directly to J. David Kirkland, Jr., Baker Botts L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas 77002-4995 (facsimile: 713.229.7701).

-2-	February 6, 2009

Very truly yours, BAKER BOTTS L.L.P.

By:	/s/ Patrick Whitman
Patrick Whitman

cc:	Ms. Janet B. Glassmacher
Mr. Saul R. Laureles
Schlumberger Limited

Mr. J. David Kirkland, Jr.
Mr. Sean T. Wheeler
Baker Botts L.L.P.